Exhibit 21.1

Subsidiaries

Subsidiaries of Southwest Casino Corporation:

Southwest Charitable Enterprises, LLC

Southwest Casino and Hotel Corp.

Subsidiaries of Southwest Casino and Hotel Corp.:

Gold Rush I, LLC

Southwest Entertainment, Inc.

Southwest Casino Deadwood, LLC

SW Missouri, LLC

North Metro Harness Initiative, LLC (not consolidated)

Subsidiaries of SW Missouri, LLC:

Southwest Missouri Gaming, LLC (not consolidated)